Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 10, 2024

VIA EDGAR TRANSMISSION

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 47 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23312; 333-221764

Dear Ms. Rossotto:

This correspondence provides an updated response to the comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 17, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the Ned Davis Research 360o Dynamic Allocation ETF and Ned Davis Research 360o Core Equity ETF (each, a “Fund,” and together, the “Funds”).

In particular, the Trust’s response to comment 15, as presented in the response letter dated October 8, 2024, has been revised as follows:

15.	The Staff notes that Fund discloses Growth and Value risk disclosures. Please include references to such factors in the principal investment strategies or delete, as appropriate.

Response: Regarding Value risk disclosures, the Trust respectfully notes that the principal investment strategy already states that "NDR’s 360° Approach aims to identify long-term capital appreciation opportunities through undervalued . . . stocks." As for Growth risk, the Trust responds by removing the risk factor from the Fund’s prospectus.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC